EXHIBIT 99.1

Westport Reports Third Quarter 2025 Financial Results

~Company strengthens financial position with improved margins, enhanced liquidity, and continued progress on transformation initiatives~

VANCOUVER, British Columbia, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT), a supplier of alternative fuel systems and components for the global transportation industry, reported its financial results for the third quarter ended September 30, 2025, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“Our third quarter 2025 results reflect the continued execution of the transformation we began earlier this year, anchored by our commitment to sharpen Westport’s focus, strengthen our financial foundation, and position the Company for growth. The successful completion of the Light-Duty segment divestiture marked an important milestone in simplifying our business and concentrating on our core heavy-duty and alternative fuel systems. The proceeds of the Light-Duty segment divestiture enhanced our liquidity and provides the flexibility to invest in innovation and targeted opportunities aligned with our core strategy.

Operationally, our third quarter performance highlights the early benefits of our disciplined approach. While revenue declined as an expected outcome from the Light-Duty segment divestiture, we achieved a stronger gross margin of 31% in Q3 2025 compared to 14% in Q3 2024, driven by higher margin engineering services revenue, and we demonstrated tighter cost management year-to-date versus the prior year. Reflecting on the third quarter, Adjusted EBITDA results were impacted by the Light-Duty segment divestiture including, foreign exchange, relocation costs, and targeted changes to our staffing cost structure to ensure our underlying business is becoming more efficient and focused.

We also remain disciplined in strengthening our balance sheet, ending the quarter with $33.1 million in cash and less than $4 million in debt, while keeping cost efficiency and operational agility at the forefront. This solid financial position enables us to execute our strategic priorities and engage more proactively with OEM and fleet partners who are increasingly seeking affordable, lower-carbon solutions.

The Cespira joint venture continues to play a central role in our growth strategy. During the quarter, deliveries increased year-over-year, supported by aftermarket sales growth as supply chain constraints continued to ease. This progress reinforces our belief that Cespira provides a scalable, high-impact platform to accelerate the adoption of the HPDI systems in key markets worldwide.

As we move into the final quarter of 2025, our confidence in Westport’s direction has never been stronger. We are building a leaner, more resilient organization—one that is well positioned to deliver lasting value for our customers, employees, partners, and shareholders.”

Dan Sceli, Chief Executive Officer

Q3 2025 Highlights

  Revenues of $1.6 million compared to $4.9 million in the same quarter last year. As planned and previously disclosed, our Heavy-Duty OEM segment ended its transitional service agreement with Cespira at the end of Q2 2025. Revenue this quarter was representative of our continuing High Pressure Controls & Systems segment, which produced $1.8 million in the same quarter last year.
  Net loss from continuing operations of $10.4 million for the quarter compared to a net loss from continuing operations of $6.0 million for the same quarter last year. This was primarily the result of an increase in operating expenditures in research & development and selling, general and administrative expenses, a decrease in gross profit of $0.2 million compared to the prior year, and a negative impact from changes in foreign exchange gains and losses by $3.0 million.
  Adjusted EBITDA1 of negative $5.9 million compared to negative $0.8 million for the same period in 2024. The change was primarily driven by lower gross profit related to the divestiture of the Light-Duty business, partially offset by lower operating expenditures.
  Cash and cash equivalents were $33.1 million at the end of the third quarter 2025, compared with $14.8 million as at December, 31, 2024. Cash used in operating activities was $4.5 million, primarily driven by operating losses in the quarter partially offset by a decrease in working capital of $0.9 million. Investing activities were primarily cash capital contributions into Cespira of $11.0 million and cash received from the sale of the Light-Duty segment to (the "Purchaser") for $26.0 million. Cash used in financing activities was $1.0 million, primarily net debt repayments in the period.

____________
1 Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

Q3 2025 Results

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Increase / (Decrease) %			Increase / (Decrease) %
	3Q25	3Q24		9M25	9M24
Revenues	$1.6	$4.9	(67)%	$21.4	$33.4	(36)%
Gross Profit	0.5	0.7	(29)%	2.9	2.4	16%
Gross Margin %(2)	31%	14%		14%	7%
Loss from Investments Accounted for by the Equity Method(1)	(3.2)	(3.0)	7%	(10.8)	(4.1)	160%
Net Loss from continuing operations	(10.4)	(6.0)	(78)%	(20.8)	(17.8)	(17)%
Net Income (Loss) from discontinued operations	(3.3)	2.1	257%	(29.8)	6.1	589%
Net Loss for the period	(13.7)	(3.9)	(251)%	(50.5)	(11.7)	(332)%
Net Loss per Share - Basic	$(0.79)	$(0.22)	(259)%	$(2.91)	$(0.68)	(328)%
Net Income (Loss) per Share - Diluted	$(0.79)	$(0.22)	(259)%	$(2.91)	$(0.68)	(328)%
EBITDA(2)	$(12.8)	$(0.3)	(4,167)%	$(42.9)	$(0.5)	(8,460)%
Adjusted EBITDA(2)	$(5.9)	$(0.8)	(638)%	$(6.9)	$(9.4)	27%

(1) This includes income or loss from our investments in Cespira joint ventures.

(2) Gross margin, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

High-Pressure Controls & Systems Segment

Revenue for the three and nine months ended September 30, 2025 was $1.6 million and $6.4 million, respectively, compared with $1.8 million and $7.8 million for the three and nine months ended September 30, 2024, respectively. The decrease in revenue for the three months ended September 30, 2025 compared to the prior year quarter was primarily driven by lower sales during the plant relocation from Italy to Canada and China.

Gross profit increased by $0.1 million to $0.5 million, or 31% of revenue, for the three months ended September 30, 2025 compared to $0.4 million or 22% of revenue, for the three months ended September 30, 2024. The increase in gross profit was primarily driven by engineering service revenue in the quarter that had higher margins.

Gross margin decreased by $0.9 million to $1.1 million, or 17% of revenue, for the nine months ended September 30, 2025 compared to $2.0 million, or 26% of revenue, for the nine months ended September 30, 2024. The decrease in gross margin was primarily related to lower revenue and an increase in material costs.

Heavy-Duty OEM Segment

The segment's transitional service agreement with Cespira ended in Q2 2025 and, as a result, the segment did not have any sales activity in the quarter.

Light-Duty Segment (Discontinued Operations)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$20.0	$61.4	$(41.4)	(67)%	$160.0	$193.8	$(33.8)	(17)%
Gross profit[1]	$4.3	$13.8	$(9.5)	(69)%	$33.1	$40.8	$(7.7)	(19)%
Gross margin %	22%	22%			21%	21%
Income (loss) before income taxes[2]	$(3.1)	$3.1	$(6.2)	(200)%	$(27.5)	$8.6	$(36.1)	(420)%

(1) Gross profit and gross margin are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

(2)Income (loss) before income taxes for the three and nine months ended September 30, 2025 includes a loss on disposal of operations of $5.1 million and $35.3 million for the disposal of the Light-Duty business (refer to Note 5 in our interim financial statements for details).

On July 29, 2025, we closed the sale of our Light-Duty segment. As a result, quarter-to-date and year-to-date financial results only included one month and seven months of discontinued operations activity, respectively.

As part of the discontinued operations in the quarter, we recorded an additional $5.1 million loss on disposal of the Light-Duty segment. This was primarily driven by increases in the net assets of the disposal group for activity in the quarter and changes in foreign exchange rates between Euro and US Dollar impacting translation of foreign currency balances on the closing date compared to June 30, 2025 when the disposal group was previously classified as held-for-sale. We continue to account for any changes in purchase price adjustments through the loss on disposal in discontinued operations as we finalize post-closing items with the Purchaser in accordance with the Sale and Purchase Agreement.

Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in our interim financial statements for the three and nine months ended September 30, 2025.

The following table sets forth a summary of the financial results of Cespira for the three and nine months ended September 30, 2025. In the 2024 comparatives, Cespira had four months of operations after its formation on June 3, 2024:

	Three months ended September 30,		Change		Nine months ended September 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$19.3	$16.2	$3.1	19%	$48.1	$20.3	$27.8	137%
Gross profit[1]	$(1.1)	$(0.2)	$(0.9)	450%	$(2.5)	$—	$(2.5)	—%
Gross margin %	(6)%	(1)%			(5)%	—%
Loss before income taxes	$(6.0)	$(5.3)	$(0.7)	13%	$(19.8)	$(7.5)	$(12.3)	164%
Net loss attributable to the Company	$(3.2)	$(3.0)	$(0.2)	7%	$(10.8)	$(4.1)	$(6.7)	163%

(1)Gross profit and gross margin are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Revenue for the three and nine months ended September 30, 2025 was $19.3 million and $48.1 million, respectively, compared to revenue for the three and nine months ended September 30, 2024 which was $16.2 million and $20.3 million, respectively. The increase in revenue in the current quarter was primarily driven by higher volumes of systems sold compared to the prior year quarter.

Gross profit was negative $1.1 million and negative $2.5 million for the three and nine months ended September 30, 2025, respectively. Gross profit was negative $0.2 million and nil for the three and nine months ended September 30, 2024, respectively.

Cespira incurred losses of $6.0 million and $19.8 million for the three and nine months ended September 30, 2025, respectively. Cespira continues to incur losses as it scales its operations and expands into other markets.

GAAP and NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

Gross Profit and Gross Margin
(expressed in millions of U.S. dollars)	3Q25	3Q24	2Q25	2Q24
Three months ended
Revenue	$21.6	$66.2	$88.8	$83.4
Less: Cost of revenue	16.8	51.7	72.8	66.3
Gross profit	4.8	14.5	16.0	17.1
Gross margin %	22.2%	21.9%	18.0%	20.5%

EBITDA and Adjusted EBITDA
(expressed in millions of U.S. dollars)	3Q25	3Q24	2Q25	2Q24
Three months ended
Income (Loss) before income taxes	$(13.5)	$(2.5)	$(32.6)	$6.8
Interest expense (income), net	(0.5)	0.4	0.6	0.5
Depreciation and amortization	1.2	1.8	2.0	1.7
EBITDA	(12.8)	(0.3)	(30.0)	9.0
Stock based compensation	(0.2)	(0.1)	0.4	1.2
Unrealized foreign exchange (gain) loss	0.9	(1.1)	(2.4)	0.1
Severance costs	0.8	0.1	—	0.2
Loss on disposal of operations	5.1	—	30.2	—
Gain on deconsolidation	—	—	—	(13.3)
Restructuring costs	0.3	0.2	0.1	0.8
Loss on sale of investment	—	0.4	—	—
Impairment of long-term investments and long-term assets	—	—	0.7	—
Adjusted EBITDA	$(5.9)	$(0.8)	$(1.0)	$(2.0)

Q3 2025 Conference Call
Westport has scheduled a conference call on November 11, 2025, at 6:00 am Pacific Time (9:00 am Eastern Time) to discuss these results. To access the conference call please register at https://register-conf.media-server.com/register/BI44c6d66e9dc84dd387df0e1ce164a19a. The live webcast of the conference call can be accessed through the Westport website at https://investors.westport.com/.

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website at https://investors.westport.com.

Financial Statements and Management's Discussion and Analysis
To view Westport financials for the third quarter ended September 30th, 2025, please visit https://investors.westport.com/financials/

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations; Westport’s strategic transformation and its expected outcomes; the anticipated benefits of the divestiture of our Light-Duty Segment, including balance sheet strength, strategic focus, and investment flexibility; future investments in innovation and strategic acquisitions; future strategic initiatives and future growth; future of our development programs;   the demand for our products; the future success of our business and technology strategies, including the future performance and market momentum of Cespira; the intentions of partners and potential customers; the performance and competitiveness of Westport’s products and expansion of product coverage; future market opportunities; the speed of adoption of natural gas and hydrogen for transportation; the Company’s plans to relocate its European manufacturing operations to its Canadian technology center and the benefits resulting therefrom; future development and opening of the Hydrogen Innovation Center and manufacturing facility in China; and Westport’s ability to generate innovation, performance and value for its customers, partners and shareholders. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint venture, the availability and price of natural gas and hydrogen, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas and/or hydrogen fueled vehicles, the relaxation or waiver of fuel emission standards, the ability of fleets to access capital or government funding to purchase natural gas or hydrogen vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, our ability to execute on manufacturing consolidation in Canada without material disruption, the successful completion and opening of our Hydrogen Innovation Center in China, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) September 30, 2025 and December 31, 2024

	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$33,096	$14,754
Accounts receivable	13,194	18,738
Inventories	3,397	6,668
Prepaid expenses	1,114	1,328
Current assets held for sale	—	128,398
Total current assets	50,801	169,886
Long-term investments	44,121	36,866
Property, plant and equipment	5,063	3,120
Operating lease right-of-use assets	1,822	823
Other long-term assets	2,286	1,431
Non-current assets held for sale	—	79,495
Total assets	$104,093	$291,621
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$15,550	$19,435
Current portion of operating lease liabilities	627	288
Current portion of long-term debt	3,903	3,905
Current portion of warranty liability	1,215	1,152
Current liabilities held for sale	—	84,488
Total current liabilities	21,295	109,268
Long-term operating lease liabilities	1,184	548
Long-term debt	—	2,932
Other long-term liabilities	1,389	1,388
Long-term liabilities held for sale	—	40,460
Total liabilities	23,868	154,596
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,351,005 (2024 - 17,282,934) common shares issued and outstanding	1,246,643	1,245,805
Other equity instruments	9,011	9,472
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,146,796)	(1,096,275)
Accumulated other comprehensive loss	(40,149)	(33,493)
Total shareholders' equity	80,225	137,025
Total liabilities and shareholders' equity	$104,093	$291,621

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	$1,617	$4,877	$21,438	$33,414
Cost of revenue	1,145	4,214	18,589	30,934
Gross profit	472	663	2,849	2,480
Operating expenses:
Research and development	2,319	628	5,186	8,437
General and administrative	4,130	3,416	10,908	16,331
Sales and marketing	305	367	1,038	2,450
Foreign exchange (gain) loss	1,282	(1,709)	(4,145)	86
Depreciation and amortization	146	103	360	559
	8,182	2,805	13,347	27,863
Loss from continuing operations	(7,710)	(2,142)	(10,498)	(25,383)

Loss from investments accounted for by the equity method	(3,197)	(3,002)	(10,767)	(4,104)
Gain on deconsolidation	—	—	—	13,266
Loss on sale of investments	—	(352)	—	(352)
Interest on long-term debt	(142)	(257)	(500)	(859)
Interest and other income (loss), net of bank charges	653	215	1,155	235
Loss before income taxes	(10,396)	(5,538)	(20,610)	(17,197)
Income tax expense	14	430	148	646
Net loss from continuing operations	(10,410)	(5,968)	(20,758)	(17,843)
Net income (loss) from discontinued operations	(3,316)	2,100	(29,763)	6,144
Net loss for the period	(13,726)	(3,868)	(50,521)	(11,699)
Other comprehensive income (loss):
Cumulative translation adjustment	(4,456)	2,177	6,106	535
Reclassification of accumulated foreign currency translation on disposal of operations	(10,070)	—	(10,070)	$—
Ownership share of equity method investments' other comprehensive loss	(399)	(809)	(2,692)	$(892)
	(14,925)	1,368	(6,656)	(357)
Comprehensive loss	$(28,651)	$(2,500)	$(57,177)	$(12,056)

Net income (loss) per share:
From continuing operations - basic	$(0.60)	$(0.35)	$(1.20)	$(1.03)
From discontinued operations - basic	(0.19)	0.12	(1.72)	0.36
From continuing operations - diluted	$(0.60)	$(0.35)	$(1.20)	$(1.03)
From discontinued operations - diluted	$(0.19)	$0.12	$(1.72)	$0.36
Net loss per share	$(0.79)	$(0.22)	$(2.91)	$(0.68)
Weighted average common shares outstanding:
Basic and diluted	17,351,005	17,264,157	17,337,428	17,241,469

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three and nine months ended September 30, 2025 and 2024

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operating activities:
Net loss for the period from continuing operations	$(10,410)	$(5,968)	$(20,758)	$(17,843)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	172	225	569	2,092
Stock-based compensation expense	397	186	701	657
Unrealized foreign exchange loss (gain)	1,282	(1,709)	(4,145)	86
Deferred income tax (recovery)	9	8	—	28
Loss from investments accounted for by the equity method	3,197	3,002	10,767	4,104
Interest on long-term debt	22	19	67	53
Change in inventory write-downs	—	203	110	706
Change in bad debt expense	—	235	—	235
Gain on deconsolidation	—	—	—	(13,266)
Loss on sale of investments	—	352	—	352
Changes in working capital:
Accounts receivable	2,331	(293)	(5,993)	16,370
Inventories	1,437	(5,257)	5,207	694
Prepaid expenses	(304)	2,509	616	2,666
Accounts payable and accrued liabilities	(2,671)	(5,363)	(5,911)	(9,895)
Warranty liability	71	162	76	(936)
Net cash used in operating activities of continuing operations	(4,467)	(11,689)	(18,694)	(13,897)
Net cash provided by operating activities of discontinued operations	5,057	1,757	8,182	5,606
Investing activities:
Purchase of property, plant and equipment	(514)	(183)	(1,909)	(2,189)
Proceeds from sale of investment	—	9,564	—	28,437
Proceeds from sale of operations, net of cash in disposed operations	26,034	—	26,034	—
Proceeds from holdback receivable	—	—	10,450	—
Capital contributions to investments accounted for by the equity method	(10,997)	—	(19,868)	(9,900)
Net cash provided by investing activities of continuing operations	14,523	9,381	14,707	16,348
Net cash used in investing activities of discontinued operations	(222)	(1,919)	(3,169)	(7,820)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(6,832)	(4,395)	(8,832)	(33,438)
Drawings on operating lines of credit and long-term facilities	5,839	—	5,839	15,550
Net cash used in financing activities of continuing operations	(993)	(4,395)	(2,993)	(17,888)
Net cash used in financing activities of discontinued operations	(74)	(2,570)	(6,168)	(3,818)
Effect of foreign exchange on cash and cash equivalents	(2,111)	1,170	3,585	(127)
Net increase (decrease) in cash and cash equivalents	11,713	(8,265)	(4,550)	(21,596)
Cash and cash equivalents, beginning of period (including restricted cash)	21,383	41,522	37,646	54,853
Cash and cash equivalents, end of period (including restricted cash)	$33,096	$33,257	$33,096	$33,257
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$—	$20,480	$—	$20,480
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$33,096	$12,777	$33,096	$12,777

Segment Information

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under U.S. GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "Non-GAAP Measure & Reconciliations" within this this press release.

	Three months ended September 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1.6	$—	$19.3	$20.9
Cost of revenue	1.1	—	20.4	21.5
Gross profit	0.5	—	(1.1)	(0.6)
Operating expenses:
Research & development	2.3	—	1.1	3.4
General & administrative	0.5	—	2.4	2.9
Sales & marketing	0.1	—	0.4	0.5
Depreciation & amortization	0.1	—	0.8	0.9
	3.0	—	4.7	7.7
Add back: Depreciation & amortization	0.1	—	1.6	1.7
Segment EBITDA	$(2.4)	$—	$(4.2)	$(6.6)

	Three months ended September 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1.8	$3.1	$16.2	$21.1
Cost of revenue	1.4	2.8	16.4	20.6
Gross profit	0.4	0.3	(0.2)	0.5
Operating expenses:
Research & development	1.3	(0.6)	1.8	2.5
General & administrative	0.3	0.1	1.9	2.3
Sales & marketing	—	—	0.4	0.4
Depreciation & amortization	—	—	0.9	0.9
	1.6	(0.5)	5.0	6.1
Add back: Depreciation & amortization	0.1	—	1.1	1.2
Segment EBITDA	$(1.1)	$0.8	$(4.1)	$(4.4)

	Nine months ended September 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6.4	$15.1	$48.1	$69.6
Cost of revenue	5.3	13.3	50.6	69.2
Gross profit	1.1	1.8	(2.5)	0.4
Operating expenses:
Research & development	5.0	0.2	6.0	11.2
General & administrative	1.2	0.1	7.8	9.1
Sales & marketing	0.3	—	1.0	1.3
Depreciation & amortization	0.2	—	2.4	2.6
	6.7	0.3	17.2	24.2
Add back: Depreciation & amortization	0.4	—	4.9	5.3
Segment EBITDA	$(5.2)	$1.5	$(14.8)	$(18.5)

	Nine months ended September 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$7.8	$25.6	$20.3	$53.7
Cost of revenue	5.8	25.2	20.3	51.3
Gross profit	2.0	0.4	—	2.4
Operating expenses:
Research & development	4.2	4.2	3.0	11.4
General & administrative	0.8	3.0	2.6	6.4
Sales & marketing	0.4	0.9	0.4	1.7
Depreciation & amortization	0.1	0.1	1.2	1.4
	5.5	8.2	7.2	20.9
Add back: Depreciation & amortization	0.4	1.4	1.6	3.4
Segment EBITDA	$(3.1)	$(6.4)	$(5.6)	$(15.1)

	Three months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$20.9	$19.3	$—	$1.6
Cost of revenue	21.5	20.4	—	1.1
Gross profit	(0.6)	(1.1)	—	0.5
Operating expenses:
Research & development	3.4	1.1	—	2.3
General & administrative	2.9	2.4	3.6	4.1
Sales & marketing	0.5	0.4	0.2	0.3
Depreciation & amortization	0.9	0.8	—	0.1
	7.7	4.7	3.8	6.8
Equity loss	—	—	(3.2)	(3.2)

	Three months ended September 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$21.1	$16.2	$—	$4.9
Cost of revenue	20.6	16.4	—	4.2
Gross profit	0.5	(0.2)	—	0.7
Operating expenses:
Research & development	2.5	1.8	—	0.7
General & administrative	2.3	1.9	3.1	3.5
Sales & marketing	0.4	0.4	0.3	0.3
Depreciation & amortization	0.9	0.9	0.1	0.1
	6.1	5.0	3.5	4.6
Equity loss	—	—	(3.0)	(3.0)

	Nine months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$69.6	$48.1	$—	$21.5
Cost of revenue	69.2	50.6	—	18.6
Gross profit	0.4	(2.5)	—	2.9
Operating expenses:
Research & development	11.2	6.0	—	5.2
General & administrative	9.1	7.8	9.6	10.9
Sales & marketing	1.3	1.0	0.8	1.1
Depreciation & amortization	2.6	2.4	0.1	0.3
	24.2	17.2	10.5	17.5
Equity loss	—	—	(10.8)	(10.8)

	Nine months ended September 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$53.7	$20.3	$—	$33.4
Cost of revenue	51.3	20.3	—	31.0
Gross profit	2.4	—	—	2.4
Operating expenses:
Research & development	11.4	3.0	—	8.4
General & administrative	6.4	2.6	12.6	16.4
Sales & marketing	1.7	0.4	1.2	2.5
Depreciation & amortization	1.4	1.2	0.3	0.5
	20.9	7.2	14.1	27.8
Equity loss	—	—	(4.1)	(4.1)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Total Segment EBITDA	$(6.6)	$(4.4)	$(18.5)	$(15.1)
Adjustments:
Depreciation & amortization	0.1	0.2	0.5	2.1
Cespira's Segment EBITDA	(4.2)	(4.1)	(14.8)	(5.6)
Loss on investments accounted for under the equity method	3.2	3.0	10.8	4.1
Corporate and unallocated operating expenses	3.8	3.4	10.3	13.8
Foreign exchange (loss) gain	1.3	(1.7)	(4.1)	0.1
Gain on deconsolidation	—	0.3	—	(13.3)
Interest on long-term debt	0.1	0.2	0.5	0.8
Interest and other income, net of bank charges	(0.6)	(0.2)	(1.1)	(0.2)
Loss before income taxes in continuing operations	$(10.3)	$(5.5)	$(20.6)	$(17.2)